Exhibit 2.1

FOURTH AMENDMENT TO
MASTER TRANSACTION AGREEMENT

This Fourth Amendment to Master Transaction Agreement (this “Amendment”), dated as of July 31, 2008 (the “Amendment Date”), by and among MXenergy Inc., a Delaware corporation (the “Counterparty”), MXenergy Holdings Inc. and certain Subsidiaries thereof, as guarantors (collectively, the “Guarantors”), and Société Générale, as hedge provider (the “Hedge Provider”).

PRELIMINARY STATEMENTS

A.            Reference is made to the Master Transaction Agreement, dated as of August 1, 2006 (as amended by (i) the First Amendment to Master Transaction Agreement dated as of April 6, 2007, (ii) the Second Amendment to Master Transaction Agreement dated as of December 17, 2007, and (iii) the Third Amendment to Master Transaction Agreement dated as of May 12, 2008, collectively, the “Agreement”) among the Counterparty, the Guarantors and the Hedge Provider (unless otherwise expressly provided herein, capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement);

B.            The Counterparty and the Guarantors have requested that the Hedge Provider amend the Agreement as hereinafter provided; and

C.            The Hedge Provider, as an accommodation to the Counterparty and to the Guarantors, is willing to amend the Agreement on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

Section 1.               Amendments to Master Transaction Agreement.  The Agreement is hereby amended as follows:

(a)           Amendment to Section 1.01.  Subsection (a) of the definition of “Change of Control” set forth in Section 1.01 of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

“(a)         prior to the consummation of an Initial Public Offering, (i) the failure of Jeffrey Mayer (the “Key Executive”) to be employed by the Parent on a full-time basis in his capacity as President and Chief Executive Officer and involved in the day-to-day operations of the Parent and its Subsidiaries, and (ii) if such failure is due to death, accident, illness, or legal incapacity of the Key Executive, the Key Executive is not replaced within 90 days after such failure with an executive consented to by the Majority Banks in writing;”

(b)           Amendment to Section 1.01.  The definition of “Commitment Termination Date” set forth in Section 1.01 of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

““Commitment Termination Date” means the earlier to occur of (a) the date which is thirty (30) days prior to the Maturity Date (as defined in the Credit Agreement) under the Credit Agreement or (b) August 1, 2009, or such later date to which the Commitment Termination Date may be extended from time to time pursuant to and in accordance with Section 2.07.”

(c)           Amendment to Section 1.01.  The definition of “Initial Hedging Facility Collateral Requirement” set forth in Section 1.01 of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

““Initial Hedging Facility Collateral Requirement” means (i) the sum of all cash transferred by the Counterparty to and held by the Hedge Provider or the Custodian pursuant to the ISDA Credit Support Annex and subject to a first priority perfected Lien in favor of the Hedge Provider, plus (ii) the sum of the aggregate value of all Collateral Account Property deposited and maintained in the Collateral Account on or prior to the Closing Date, valued in accordance with the ISDA Credit Support Annex and subject to a first priority perfected Lien in favor of the Hedge Provider, plus (iii) the sum of the stated face amount(s) of one or more Letter(s) of Credit issued to and for the benefit of the Hedge Provider and for the account of the Counterparty in accordance with the ISDA Credit Support Annex on or prior to the Closing Date, valued in accordance with the ISDA Credit Support Annex and not subject to any Letter of Credit Default, which aggregate sums shall on any date be required to be an amount equal to at least $25,000,000; provided, however, that if on any date the aggregate Exposure (as defined in the ISDA Credit Support Annex) of the Hedge Provider (in its capacity as Secured Party under the ISDA Credit Support Annex) under the ISDA Credit Support Annex for all Hedging Transactions in effect on such date (as determined by the Hedge Provider) is equal to or greater than $25,000,000 (any such date, an “Excess Exposure Date”), then such aggregate sums shall on such date be required to be an amount equal to at least $35,000,000; provided further, however, that if at any time after an Excess Exposure Date the aggregate Exposure (as defined in the ISDA Credit Support Annex) of the Hedge Provider (in its capacity as Secured Party under the ISDA Credit Support Annex) under the ISDA Credit Support Annex for all Hedging Transactions in effect (as determined by the Hedge Provider) is less than $25,000,000 for a period of four (4) consecutive Local Business Days (as defined in the ISDA Credit Support Annex), then such aggregate sums shall, from and after the Local Business Day immediately following the conclusion of such four (4) consecutive Local Business Day period, be required to be an amount equal to at least $25,000,000 (unless and until the occurrence of any subsequent Excess Exposure Date, in which and any such case the immediately preceding proviso shall apply).”

(d)           Amendment to Section 1.01.  Section 1.01 of the Agreement is hereby further amended, effective as of the Amendment Date, by adding the following new definitions thereto in alphabetical order to read as follows:

““Credit Facility Event” means (i) any amendments made, directly or indirectly, to the terms and provisions of the Credit Agreement or any other Loan Document or any reduction of the commitments under the Credit Agreement, or (ii) any other loan agreement, credit agreement, or similar agreement entered into by the Counterparty or any of its Affiliates for the purpose of providing loans, other Debt, extensions of credit or other financial accommodations and which in the determination of the Hedge Provider refinances, replaces or restructures (in whole or in material part) the Credit Agreement, in each case with respect to clause (i) or clause (ii) above, and notwithstanding any other term or provision in any Transaction Document, which, individually or in the aggregate, in the determination of the Hedge Provider have (or would reasonably be expected to have) a material adverse effect on (A) the business, operations, condition (financial or otherwise) or prospects of the Counterparty, (B) the aggregate value of any material portion of the Collateral or the Hedge Provider’s rights, remedies and interests with respect to any material portion of the Collateral, or (C) the ability of the Counterparty to perform its obligations under the Transaction Documents.”

““Fourth Amendment Effective Date” means July 31, 2008.”

““Management Fee Payment Date” has the meaning assigned thereto in Section 2.08(a) of the Agreement.”

““Material Contract Collateral” has the meaning assigned thereto in Section 5.14 of the Agreement.”

““New Transaction Facility” means a new master transaction agreement or similar agreement, and new ISDA agreements and related transaction, collateral, guarantee and intercreditor agreements, instruments and documents (collectively among the Counterparty, the Guarantors, the Hedge Provider and other Persons that are engaged in financially-settled and/or physically-settled natural gas (and, if acceptable to the Hedge Provider, other energy or commodity) derivatives transactions and that are otherwise acceptable to the Hedge Provider (collectively, the “Trading Group Members”), which New Transaction Facility effectively amends and restates this Agreement and the other Transaction Documents and which New Transaction Facility provides for the Trading Group Members to purchase risk participation and/or other interests in, and/or to otherwise enter into, secured and guaranteed derivatives transactions with the Counterparty (and/or with the Hedge Provider on behalf of or for the benefit of the Counterparty) in form and substance and in a manner satisfactory to the Hedge Provider.”

““Termination Fee” has the meaning assigned thereto in Section 2.08(a) of the Agreement.”

(e)           Amendment to Section 1.01.  The definition of “Management Fee” in Section 1.01 of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

““Management Fee” means management and administration fees payable by the Counterparty to the Hedge Provider for the consecutive twelve-month period commencing on the Fourth Amendment Effective Date, payable in the amounts and on such dates as described in Section 2.08(a).”

(f)            Amendment to Section 2.06(a).  Section 2.06(a) of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

“(a)         Notwithstanding any term or provision in this Agreement or any Transaction Document, the Counterparty covenants and agrees that (i) the Aggregate Fixed Price Open Positions in respect of all Natural Gas Hedging Transactions from time to time in effect between the Hedge Provider and the Counterparty (as determined by the Hedge Provider) shall not at any time exceed 25 Bcf without the prior written consent of the Hedge Provider, and (ii) the ratio of Fixed Price Natural Gas Volumes to Variable Price Natural Gas Volumes (as determined by the Hedge Provider) shall not at any time exceed 70:30 without the prior written consent of the Hedge Provider.”

(g)           Amendment to Section 2.07.  Section 2.07 is hereby amended by adding thereto a new subsection (f) thereof to read as follows:

“(f)          Transition Upon Termination by Written Agreement.  The parties hereto hereby agree that if, after commercially reasonable negotiations by the Counterparty acting in good faith with the Hedge Provider, the parties hereto cannot agree on the material terms and provisions of a New Transaction Facility and no Specified Event has occurred and is continuing, the Counterparty may, upon thirty (30) days prior written notice to the Hedge Provider, terminate the Commitments.  The Hedge Provider shall, upon termination of the Commitments under this Section 2.07, reasonably cooperate with the Counterparty to transition all Hedging Transactions which are existing hereunder on the date of termination of the Commitments by novation to a new hedge provider, provided that the terms and conditions of any such novation agreement and any other written agreement relating to such termination, transition and all such novations (and any collateral or other credit support and indemnification provided for any such transition and novations) shall be satisfactory to the Hedge Provider in its sole discretion.”

(h)           Amendment to Section 2.08.  Section 2.08(a) of the Agreement is hereby amended and restated, effective as of the Amendment Date, in its entirety to read as follows:

“(a)         Management Fees; Termination Fees.

(i)            If and for so long as this Agreement has not been terminated, the Counterparty shall pay to the Hedge Provider for its own account Management

Fees, on the first day of each period described under the “Date” heading in the chart below (each a “Management Fee Payment Date”) and in the corresponding amounts described under the “Management Fee Amount” heading in the chart below specified opposite such Management Fee Payment Dates:

Date	Management Fee Amount	Potential Fee Credit Amount	Termination Fee Amount
From July 31, 2008 to August 30, 2008	$83,333	$0	$220,000
From August 31, 2008 to September 29, 2008	$83,333	$0	$200,000
From September 30, 2008 to October 30, 2008	$83,333	$0	$180,000
From October 31, 2008 to November 29, 2008	$100,000	$16,667	$160,000
From November 30, 2008 to December 30, 2008	$100,000	$16,667	$140,000
From December 31, 2008 to January 30, 2009	$100,000	$16,667	$120,000
From January 31, 2009 to February 27, 2009	$125,000	$41,667	$100,000
From February 28, 2009 to March 30, 2009	$125,000	$41,667	$80,000
From March 31, 2009 to April 29, 2009	$125,000	$41,667	$60,000
From April 30, 2009 to May 30, 2009	$150,000	$66,667	$40,000
From May 31, 2009 to June 29, 2009	$150,000	$66,667	$20,000
From June 30, 2009 to July 30, 2009	$150,000	$66,667	$0

; provided that if any such Management Fee Payment Date shall fall on a day which is not a Business Day, such corresponding Management Fee amount shall be due and payable on the next succeeding Business Day.  Each Management Fee amount payment shall be (and shall be deemed to be) fully earned by the Hedge Provider on the date on which such payment is due.  If the Counterparty, the Guarantors and the Hedge Provider enter into a New Transaction Facility prior to August 1, 2009, the Hedge Provider shall credit the portion of each Management Fee amount payment received by the Hedge Provider described under the “Potential Fee Credit Amount” heading in the chart above prior to August 1, 2009 against management fees due under such New Transaction Facility.

(ii)           If the Commitments under this Agreement shall terminate for any reason on any date which is prior to August 1, 2009 (other than by reason of entering into of a New Transaction Facility), then without limiting any other term or provision of any Transaction Document, the Counterparty shall pay to the Hedge Provider for its own account on the date of such termination a termination fee (“Termination Fee”) in an amount equal to the amount described under the “Termination Fee Amount” heading in the chart above specified opposite the period (under the “Date” heading in the chart above) in which the date of such termination occurs.”

(i)            Amendment to Article V.  Article V of the Agreement is hereby amended by adding a new Section 5.14 thereto to read as follows:

“Section 5.14         Collateral Review.  Provide to the Hedge Provider, executed copies of all agreements, instruments and documents evidencing, constituting or creating (individually or collectively) any material part of the Collateral (as determined by the Hedge Provider) (collectively, the “Material Contract Collateral”) requested in writing by the Hedge Provider from time to time and, promptly and in any event within ninety (90) days after the Fourth Amendment Effective Date, enter into any other agreements and take any other actions, and cause any other Persons that are parties to any such agreement, instrument and document constituting any part of the Material Contract Collateral to enter into any other agreements and take any other actions, in each case which, in the sole discretion of the Hedge Provider, are required to provide the Hedge Provider with the ability to (i) obtain, maintain and enforce an Acceptable Security Interest in any such Material Contract Collateral, and (ii) exercise any rights and remedies in, to and under or in respect of any such Material Contract Collateral during the continuance of an Event of Default or Termination Event without resulting in or causing a default or right of any third party to terminate any such Material Contract Collateral.”

(j)            Amendment to Section 7.01.  Section 7.01 of the Agreement is hereby amended, effective as the Amendment Date, by adding the following new subsections (j) and (k) thereto to read as follows:

“(j)          the occurrence of the Commitment Termination Date; or

(k)           the occurrence of a Credit Facility Event.”

Section 2.               Conditions to Effectiveness.  This Amendment shall be effective when the Hedge Provider shall have received each of the following, in form and substance satisfactory to the Hedge Provider:

(a)           counterparts of this Amendment, duly executed and delivered by the Counterparty and the Guarantors;

(b)           a certificate of each Transaction Party, dated as of the Amendment Date, signed by a Responsible Officer of each such Person (i) certifying and attaching the resolutions adopted by such Person approving or consenting to this Amendment, and (ii) in the case of the Counterparty, certifying that, before and after giving effect to this Amendment, (A) the representations and warranties contained in Article IV of the Agreement and in the other Transaction Documents are true and correct in all material respects on and as of the Amendment Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects as of such earlier date, and except that for purposes of this Section 2.07 of the Agreement, the representations and warranties contained in Section 4.05 of the Agreement shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 5.06 of the Agreement, and (B) no Specified Event exists, and the Hedge Provider shall be satisfied that no Specified Event then exists; and

(c)                                  evidence satisfactory to the Hedge Provider that the Counterparty has paid (i) the first payment of the Management Fee Amount that is due and payable under Section 2.08(a) (as in effect on the Amendment Date) on the Fourth Amendment Effective Date, and (ii) all other accrued and unpaid fees, costs and expenses that are due and payable to the Hedge Provider on or as of the Amendment Date pursuant to the Agreement and any other Transaction Document.

Section 3.                                            Representations and Warranties.  Each Transaction Party hereby jointly and severally represents and warrants to the Hedge Provider that, as of the Amendment Date:

(a)                                  all representations and warranties of such Transaction Party contained in the Agreement and any other Transaction Document are true and correct in all material respects with the same effect as if such representations and warranties had been made on the Amendment Date (it being understood and agreed that any representation which by its terms is made as of a specified date shall be required to be true and correct only as of such specified date); and

(b)                                 no Specified Event has occurred and is continuing.

Section 4.               Consent of Guarantors; Confirmation of Guarantees.  Each Guarantor hereby consents to the execution, delivery and performance of this Amendment and hereby confirms and agrees that, notwithstanding the effectiveness of this Amendment, the Guarantee contained in Article VIII of the Agreement and each other Transaction Document are, and each of the same shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects.

Section 5.               Amendments to Commitment Termination Date.  The Hedge Provider hereby agrees that if the Transaction Parties enter into an amendment to the Credit Agreement after the date of this Amendment which amends the definition of Maturity Date (as defined in the Credit Agreement) to be a date which is on or prior to September 30, 2009 (a “Credit Agreement Maturity Date Amendment”), the Hedge Provider will enter into an amendment to the Agreement which (a) amends clause (a) of the definition of “Commitment Termination Date” to reflect such Credit Agreement Maturity Date Amendment, (b) amends the definition of “Credit Agreement” to reflect such amendment to the Credit Agreement, (c) contains amendments to Section 6.01 of the Agreement to reflect corresponding amendments to the negative covenants in the Credit Agreement set forth in the amendment to the Credit Agreement and (d) contains any other terms and provisions reasonably required by the Hedge Provider, all in form and substance satisfactory to the Hedge Provider in its sole discretion.

Section 6.               GOVERNING LAW.  THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

Section 7.               Entire Agreement; Transaction Document.  This Amendment, the Agreement and the other Transaction Documents constitute the entire agreement and understanding among the parties and supersede all prior agreements and understandings, whether written or oral, among the parties hereto concerning the transactions provided herein and therein.

This Amendment is and shall be deemed to be a Transaction Document in all respects and for all purposes.

Section 8.               Execution in Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Amendment by facsimile or other electronic means shall be as effective as delivery of a manually executed counterpart of this Amendment.

Section 9.               Headings.  The headings set forth in this Amendment are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

Section 10.             Severability.  In case any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the Amendment Date.

COUNTERPARTY:

MXENERGY INC.

By:	/s/	Chaitu Parikh
	Name:	Chaitu Parikh
	Title:	Vice President and Chief Financial Officer

GUARANTORS:

MXENERGY ELECTRIC INC.
MXENERGY HOLDINGS INC.
ONLINE CHOICE INC.
MXENERGY GAS CAPITAL HOLDINGS CORP.
MXENERGY ELECTRIC CAPITAL HOLDINGS
   CORP.
MXENERGY GAS CAPITAL CORP.
MXENERGY ELECTRIC CAPITAL CORP.
TOTAL GAS & ELECTRIC INC.
TOTAL GAS & ELECTRICITY (PA) INC.
MXENERGY CAPITAL HOLDINGS CORP.
MXENERGY CAPITAL CORP.
MXENERGY SERVICES INC.
INFOMETER.COM INC.

By:	/s/	Chaitu Parikh
	Name:	Chaitu Parikh
	Title:	Vice President and Chief Financial Officer

HEDGE PROVIDER:

SOCIÉTÉ GÉNÉRALE

By:	/s/ Francois-Xavier Saint-Macary
	Name:	Francois-Xavier Saint-Macary
	Title:	Managing Director
Global Head of Commodities Trading

Signature Page to Fourth Amendment to Master Transaction Agreement